TERYL RESOURCES CORP.

02055810

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 04 2002
WASH. D.C. 180 SECTION

October 25th, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for John Robertson of Teryl Resources Corp. dated October 25th, 2002.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Jennifer Lorette
Insider Reports

jhl
Enclosure

dlw 11/18

Suite 1103-11871 Horseshoe Way, Richmond, B.C., V7A 5H5 Canada
Phone: 604-278-5996 Toll Free: 800-665-4616 Fax: 604-278-3409

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DD MM YY): 10 05 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON
GIVEN NAMES: JOHN
NO.: 11871 STREET: HORSESHOE WAY APT: 1103
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,752,064								☐	1,752,064	1	
OPTION	1,000,000								☐	1,000,000	1	
COMMON	1,859,500	22	10	02	10	6,000		$0.09	☐	1,865,500	2	ACCESS INFO. SERV.

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON
SIGNATURE: [signature]
DATE OF THIS REPORT (DD MM YY): 25 10 02